EXHIBIT 99.1

May 22, 2012

Immediate Report-Court Clarification of the Judgment on the Special Dividend

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

On May 22, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) announced that the Economic Division of the Tel Aviv District Court clarified its decision dated May 14, 2012, confirming that the Company need not apply for Court approval before the payment of each of the remaining three installments of the special dividend that was approved by the Court on March 31, 2011.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.